Exhibit 99.1

Nomad Foods Provides 2025 Guidance Ahead of Presentation at the 27th Annual ICR Conference

Execution of the commercial flywheel is driving strong market share and volume growth

2025 is expected to be the 10th consecutive year of revenue and Adjusted EBITDA growth as Nomad Foods celebrates its 10th anniversary as a public company

WOKING, England – January 14, 2025 - Nomad Foods Limited (NYSE: NOMD) today provided an update on its in-market performance and detailed its strategy and tactics to sustain momentum. The Company continued to gain market share through the fourth quarter with accelerating volume growth as investments behind its Commercial Flywheel delivered results. Nomad Foods expects to sustain positive momentum in 2025.

For the full year 2025, Nomad Foods expects organic revenue growth of 1%-3%, Adjusted EBITDA growth of 2%-4%, despite plans to meaningfully increase investment in our products and brands again in 2025, and Adjusted EPS of €1.81-€1.85. The Company also expects full year adjusted free cash flow conversion of 90% or greater. Management remains confident in its ability to achieve its previously issued full year 2024 guidance and will provide detailed results when it reports fourth quarter earnings.

Stéfan Descheemaeker, Chief Executive Officer, stated, “I am pleased with the strong momentum we have built across our portfolio as we enter 2025, which will mark our 10th anniversary as a public company. Our strategy is working as evidenced by the positive market share inflection we achieved in the second half of 2024 and the strong volume growth we expect to deliver in the fourth quarter of 2024. The increased investments we have made behind our advertising, innovation, renovation and merchandising are delivering strong returns and we will continue reinvesting to fuel the momentum in 2025.”

He continued, “We enter 2025 with a portfolio that is well positioned for evolving consumer trends with more than two-thirds of our revenue expected to be generated from great tasting and nutritious seafood, poultry and vegetable products. Furthermore, we benefit from a Frozen category that is seeing sustained volume growth with a long runway ahead of it. We expect to leverage these tailwinds to deliver another year of top-tier Food industry growth as we once again increase our advertising, innovation and renovation rates to fuel growth for us and our retail partners. We expect to fund this growth by focusing our investment on our higher margin Must Win Battles and Growth Platforms while executing on our revenue growth management and productivity programs to deliver robust Adjusted EBITDA and Adjusted free cash flow. We are excited to celebrate our 10-year anniversary as a public company by delivering our 10th consecutive year of revenue and Adjusted EBITDA growth!”

Stéfan Descheemaeker, Chief Executive Officer, and Ruben Baldew, Chief Financial Officer, are scheduled to present at the 27th Annual ICR Conference in Orlando, FL, today, Tuesday, January 14, 2025, at 10:30 AM Eastern time. A live audio webcast of the presentation will be made available on Nomad Foods’ website at www.nomadfoods.com. An archive of the webcast will be available following the event through the same website.

Enquiries
Investor Relations Contact
Jason English
investorrelations@nomadfoods.com

Media Contact
Elaine McCrimmon, Group Corporate Affairs Director
elaine.mccrimmon@nomadfoods.com

About Nomad Foods

Nomad Foods (NYSE: NOMD) is Europe's leading frozen food company. The Company's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information

Nomad Foods is presenting Adjusted and Organic forecast financial information, which is considered non-IFRS financial information, for the fiscal years 2024 and 2025.

Adjusted financial information reflects the historical reported financial statements of Nomad Foods, adjusted primarily for, when they occur, share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results period over period.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted Free Cash Flow – Adjusted free cash flow is the amount of cash generated from operating activities before cash flows related to exceptional items (as described above), non-operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, but after capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Cash flow conversion is Adjusted Free Cash Flow as percentage of Adjusted Profit for the period.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

The Company is unable to reconcile, without unreasonable efforts, Organic Growth, Adjusted EBITDA and Adjusted EPS guidance to the most directly comparable IFRS measure.

Forward-Looking Statements and Disclaimers

Certain statements in this press release are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its guidance with respect to organic revenue growth, Adjusted EBITDA growth, adjusted free cash flow conversion, Adjusted EPS, and Adjusted EPS growth for 2025; (ii) its fourth quarter and year end results, including the timing of the release of such results; (iii) its volume growth in 2024; (iv) its growth within the industry in 2025; (v) its ability to deliver its 10th consecutive year of revenue and Adjusted EBITDA growth; (vi) 2025 revenue generation; (vii) the benefits of the Frozen category; and (viii) its investments, advertising, innovation and renovation efforts in 2025.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine and climate-related factors beyond the Company’s control; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) innovations introduced to the markets and the Company’s ability to accurately forecast the brands’ performance; (vi) the Company’s ability to effectively compete in its markets; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; (xxi) the Company’s ability to remediate any material weaknesses in its internal control over financial reporting; and (xxii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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